

June 30, 2014

Via E-mail
Randy Foraker
Executive Vice President, Interim Chief Financial Officer
and Chief Risk Officer
Bancfirst Corp.
101 N. Broadway
Oklahoma City, OK 73102

> **Re:** **Bancfirst Corp.**
> **Form 10-K for Fiscal Period Ended December 31, 2013**
> **Filed March 14, 2014**
> **File No. 000-14384**

Dear Mr. Foraker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Loans, page 36

1. Please provide us and revise future filings to include a discussion of your policies and procedures for underwriting loans by loan portfolio category, lending within each category (e.g., real estate – farmland, multi-family, commercial) and by major loan products within each category. For instance, it is not clear from your current disclosures whether or not the real estate – one to four family category includes second liens (home equity lines of credit and home equity loans) or if it includes only first liens. Your discussions should clarify how your underwriting policies and procedures capture risks associated with, for example, variable rate loans and second liens where the first lien is

owned by another entity. Also, please clarify if you have any hybrid loans (e.g. interest only, negative amortization) in your portfolio.

2. Please revise the table that presents maturity and rate sensitivity of loans in future filings to incorporate your entire portfolio. We note that rate variability for real estate – one to four family loans can be significant and it appears that increased transparency of your exposure to these risks may be appropriate.

Financial Statements and Supplementary Financial Data

Note 1. Description of Business and Summary of Significant Accounting Policies

Loans Held for Sale, page 53

3. Please tell us and revise future filings to disclose the extent to which you are exposed to repurchase obligations for sold loans and whether you have recorded a related reserve. Clarify whether any such obligations are for general representation and warranties, for fraud related matters, or otherwise and when they expire. Quantify the amount of total loans sold that are subject to repurchase and the activity in the related reserve, as applicable.

Note 5. Loans and Allowance for Loan Losses, page 62

4. Please tell us and revise future filings to include disclosures of the risks and uncertainties of your loan portfolio by reference to ASC 310-10-50.

5. Please revise the table of the analysis of past due loans in future filings to disaggregate the 30-89 day category by reference to ASC 310-10-50. Absent the disaggregation, it does not appear possible to see and understand how past due loans are migrating in delinquency across the categories.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Randy Foraker
Bancfirst Corp.
June 30, 2014
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3752 if you have any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief